MANAGEMENT'S DISCUSSION AND ANALYSIS
May 8, 2018
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the three months ended March 31, 2018 and 2017, and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2017 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") in the currency of the United States, except where otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated changes to TransGlobe Energy Corporation's ("TransGlobe" or the "Company") reserves and production, collection of accounts receivable from the Egyptian Government, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2018, including expected 2018 average production, funds flow from operations, the 2018 capital program for exploration and development, the timing and method of financing thereof, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward‑looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from the Egyptian Government Petroleum Company ("EGPC"), ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with International Financial Reporting Standards ("IFRS") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Q1-2018	1

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.
Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
MANAGEMENT STRATEGY AND OUTLOOK
The 2018 outlook provides information as to management’s expectation for results of operations for 2018. Readers are cautioned that the 2018 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this Management's Discussion & Analysis ("MD&A").
2018 Outlook
The 2018 production outlook for the Company is provided as a range to reflect timing and performance contingencies.
Total corporate production is expected to range between 14,200 and 15,600 barrels of oil equivalent per day ("boepd") for 2018 (mid-point of 14,900 boepd) with a 94% weighting to oil and liquids. Egypt oil production is expected to range between 12,000 and 13,000 barrels of oil per day ("bopd") in 2018. Canadian production is expected to range between 2,200 and 2,600 boepd in 2018, inclusive of an adjustment for a one month shut-in for plant and facility turnarounds scheduled for May in the Harmattan area. The May shut-in is expected to reduce corporate production by approximately 200 boepd on an annualized basis.
Production and operating expenses have increased to $9.89 per barrel of oil equivalent ("boe") in Q1-2018. The increase was mainly due to workovers and upward pressure on costs from strengthening oil prices. While the increases in production and operating expenses are expected to moderate throughout the remainder of 2018, these costs will be higher than expected if commodity prices remain flat or continue to increase from current levels.
Funds flow from operations in any given period will be dependent upon the timing of crude oil tanker liftings in Egypt and the market price of the crude oil sold. Since these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2018. Funds flow from operations and inventory levels in Egypt are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
2018 Capital budget
The Company’s 2018 budgeted capital program of $41.3 million (before capitalized G&A) includes $29.1 million for Egypt and $12.2 million (C$15.3 million) for Canada. The 2018 capital program is balanced to anticipated funds flow from operations using a $55/barrel ("bbl") Brent oil price forecast. The capital program may be increased if the recent run-up in Brent prices is sustained.
Egypt
The $29.1 million capital program for Egypt has $11.7 million (40%) allocated to exploration and $17.4 million (60%) to development. The $11.7 million 2018 exploration program is focused entirely on the Western Desert with up to five exploration wells planned (two wells in South Ghazalat, two wells in NW Sitra and one well in South Alamein). The $17.4 million 2018 development program, focused on the Eastern Desert includes: eight development wells (five in West Bakr, two in NW Gharib and one in West Gharib) and development/maintenance projects in West Bakr, NW Gharib and West Gharib.
The primary focus of the 2018 Egypt capital plan is to sustain/grow Eastern Desert production and to evaluate the Company’s one million+ acres of exploration lands in the Western Desert. The exploration program is designed to test an independent structure at South Alamein to prove up additional oil reserves on the concession and to test four independent structures on South Ghazalat and NW Sitra. The South Ghazalat and NW Sitra exploration wells are basin opening prospects which could also de-risk 13 of 21 additional prospects mapped on 3-D seismic. No production is budgeted from the Western Desert exploration assets in 2018.
Canada
The $12.2 million (C$15.3 million) budgeted program for Canada currently consists of six horizontal (multi-stage frac) wells targeting the Cardium light oil resource at Harmattan and additional maintenance/development capital. The Cardium drilling program in 2018 provides growth in oil and liquids production. The development program is expected to increase the Canadian oil and liquids production weighting to approximately 67% from 60% in 2017.
The Company is finalizing the 2018 Cardium drilling program, which is scheduled to commence in July. The 2018 Cardium development program of six horizontal wells will be drilled from a common pad to improve efficiencies and reduce costs. The Company is planning to drill one two-mile extended reach horizontal (“ERH”) well to evaluate the performance of ERH wells in the Harmattan area.  The remainder of the 2018 program will be one-mile horizontal wells.

2	Q1-2018

The 2018 capital program is summarized in the following table:

	TransGlobe 2018 Capital ($MM)					Gross Well Count
	Development		Exploration		Total	Drilling
Concession	Wells*	Other	Wells*	Seismic		Devel	Explor	Total
West Gharib	2.6	1.1	—	—	3.7	1	—	1
West Bakr	7.3	3.1	—	—	10.4	5	—	5
NW Gharib	2.4	0.9	—	—	3.3	2	—	2
NW Sitra	—	—	5.2	0.2	5.4	—	2	2
South Ghazalat	—	—	3.3	0.2	3.5	—	2	2
South Alamein**	—	—	2.8	—	2.8	—	1	1
Egypt	$12.3	$5.1	$11.3	$0.4	$29.1	8	5	13
Canada	$11.2	1.0	—	—	$12.2	6	—	6
2018 Total	$23.5	$6.1	$11.3	$0.4	$41.3	14	5	19
Splits (%)	72%		28%		100%	74%	26%	100%
*Wells includes new wells, completions, workover, recompletions and equipping.
**Under review due to access restrictions

NON-GAAP FINANCIAL MEASURES
Funds flow from operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Reconciliation of funds flow from operations

	Three months ended March 31
($000s)	2018	2017
Cash flow from operating activities	(7,155)	(2,497)
Changes in non-cash working capital	11,078	4,999
Funds flow from operations[1]	3,923	2,502
Note:
[1]  Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Net debt-to-funds flow from operations ratio
Net debt-to-funds flow from operations is a measure that is used to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt including the current portion, plus working capital, over funds flow from operations for the trailing twelve months. Net debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude are recognized at production. Netbacks fluctuate depending on the timing of entitlement oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian publicly-traded oil and gas exploration and development company whose activities are concentrated in two geographic areas: the Arab Republic of Egypt (“Egypt”) and Alberta, Canada.

Q1-2018	3

SELECTED QUARTERLY FINANCIAL INFORMATION

	2018	2017				2016
($000s, except per share,
price and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4[3]	Q-3	Q-2
Operations
Average production volumes
Crude oil (bbls/d)	12,452	12,027	12,786	14,347	14,514	12,861	11,733	11,472
NGLs (bbls/d)	894	915	1,081	919	1,037	134	—	—
Natural gas (mcf/d)	6,176	6,059	6,268	7,191	7,075	916	—	—
Total (boe/d)	14,375	13,952	14,912	16,465	16,731	13,148	11,733	11,472
Average sales volumes
Crude oil (bbls/d)	9,830	14,324	15,894	17,141	11,610	7,018	11,485	11,783
NGLs (bbls/d)	894	915	1,081	919	1,037	134	—	—
Natural gas (mcf/d)	6,176	6,059	6,286	7,191	7,075	916	—	—
Total (boe/d)	11,753	16,249	18,020	19,259	13,826	7,305	11,485	11,783
Average realized sales prices
Crude oil ($/bbl)	56.26	53.25	44.82	39.46	41.66	37.38	34.43	30.27
NGLs ($/bbl)	27.72	26.86	18.90	21.08	19.08	12.33	—	—
Natural gas ($/mcf)	1.70	0.94	1.65	2.14	1.96	1.80	—	—
Total oil equivalent ($/boe)	50.06	48.80	41.24	36.92	37.41	36.45	34.43	30.27
Inventory ("Mbbls")	1,013	777	988	1,274	1,528	1,265	729	707
Petroleum and natural gas sales	52,951	72,954	68,372	64,711	46,553	24,501	36,376	32,461
Petroleum and natural gas sales, net of royalties	24,715	40,725	44,839	40,439	22,461	5,217	20,704	19,786
Cash flow from operating activities	(7,155)	44,263	20,437	(2,753)	(2,497)	6,355	(14,857)	6,011
Funds flow from operations[1]	3,923	17,018	19,217	16,855	2,502	(9,904)	2,347	2,026
Funds flow from operations per share
- Basic	0.05	0.24	0.27	0.23	0.03	(0.14)	0.03	0.03
- Diluted	0.05	0.24	0.27	0.23	0.03	(0.14)	0.03	0.03
Net loss	(10,120)	(2,382)	(6,855)	(56,622)	(12,877)	(33,997)	(25,369)	(12,050)
Net loss - diluted	(10,120)	(2,382)	(6,855)	(56,622)	(12,877)	(38,641)	(25,369)	(12,050)
Net loss per share
- Basic	(0.14)	(0.03)	(0.09)	(0.78)	(0.18)	(0.47)	(0.35)	(0.17)
- Diluted	(0.14)	(0.03)	(0.09)	(0.78)	(0.18)	(0.49)	(0.35)	(0.17)
Capital expenditures	4,635	9,078	10,133	8,229	10,718	8,863	8,692	4,838
Property expenditures	—	—	—	—	—	59,475	—	—
Total assets	312,691	327,702	338,802	337,596	403,686	406,142	414,363	433,013

Cash and cash equivalents	31,084	47,449	21,464	13,780	21,324	31,468	100,405	124,308
Working capital	45,252	50,639	58,815	60,319	42,759	(16,764)	53,029	65,413
Convertible debentures	—	—	—	—	—	72,655	74,854	70,639
Note payable	—	—	—	—	11,259	11,162	—	—
Total long-term debt, including current portion	67,167	69,999	79,839	83,725	73,549	—	—	—
Net debt-to-funds flow from operations ratio[2]	0.4	0.3	0.7	2.0	(13.9)	(12.0)	(2.3)	(0.4)
  [1] Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]  Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) plus convertible debentures and working capital over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[3]  The Q4-2016 information includes the results of the operations of the Harmattan assets in Alberta, Canada from December 20, 2016 to December 31, 2016 (12 days). The Harmattan assets were acquired in a transaction that closed on December 20, 2016 (effective December 1, 2016).

During the first quarter of 2018, TransGlobe:

•	Reported positive working capital of $45.3 million (including $31.1 million in cash and cash equivalents) at March 31, 2018;

•	Reported a net loss of $10.1 million, which included a $6.0 million unrealized derivative loss on commodity contracts (mark-to-market loss on the Company's hedging contracts);

•	Experienced a 14% increase in petroleum and natural gas sales compared with Q1-2017, which was principally due to an overall improvement in commodity prices;

•
Recorded positive funds flow from operations of $3.9 million compared with $2.5 million in Q1-2017. The increase was primarily the result of a 34% increase in realized prices combined with a 10% decrease in general and administrative expenses ("G&A"), partially offset by an increase to royalties and current income taxes of $4.7 million;

4	Q1-2018

•
Reported a 14% decrease in production volumes as compared to Q1-2017 primarily due to lower production in Egypt associated with natural declines in well production, partially offset by workovers and development drilling from 2017;

•	Sold 235,930 bbls of inventoried entitlement crude oil to EGPC and ended Q1-2018 with crude oil inventory of 1.0 million barrels an increase of 236 thousand barrels ("Mbbls") at December 31, 2017; and

•	Spent $4.6 million on capital programs, which was funded entirely with funds flow from operations and cash on hand.
2018 TO 2017 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
Q1-2017 net loss	(12,877)	(0.18)
Cash items
Volume variance	(9,343)	(0.13)	74
Price variance	15,740	0.22	(122)
Royalties	(4,144)	(0.06)	32
Expenses:
Production and operating	(342)	—	3
Transportation	22	—	—
Selling costs	(46)	—	—
Cash general and administrative	488	0.01	(4)
Current income taxes	(599)	(0.01)	5
Realized foreign exchange loss	(8)	—	—
Realized derivative loss	(118)	—	1
Interest on long-term debt	249	—	(2)
Other income	68	—	(1)
Total cash items variance	1,967	0.03	(14)
Non-cash items
Unrealized derivative loss	(2,317)	(0.03)	18
Unrealized foreign exchange gain	(4)	—	—
Unrealized loss on financial instruments	151	—	(1)
Depletion and depreciation	1,664	0.02	(13)
Accretion	(7)	—	—
Impairment loss	1,191	0.02	(9)
Stock-based compensation	(38)	—	—
Deferred lease inducement	1	—	—
Gain on asset disposition	198	—	(2)
Amortization of deferred financing costs	(49)	—	—
Total non-cash items variance	790	0.01	(7)
Q1-2018 net loss	(10,120)	(0.14)	(21)
TransGlobe recorded a net loss of $10.1 million in Q1-2018 compared to a net loss of $12.9 million in Q1-2017. The average realized sales price in Q1-2018 was $50.06 per boe versus $37.41 per boe in the same period of the prior year. The 34% increase resulted in a positive cash variance of $15.7 million, which was the largest earnings variance item. The increase was partially offset by decreased revenues as a result of a reduction in sales volumes as well as increased royalties and current income taxes expenses, which created a combined negative earnings variance of $14.1 million. Operating expenses increased $0.3 million in Q1-2018 compared with Q1-2017 primarily as a result of an increase in Canada expenses in Q1-2018 due to workovers performed on five wells, as well as additional costs incurred due to cold winter weather. Cash general and administrative expenses decreased $0.5 million in Q1-2018 compared with Q1-2017, principally due to lower compensation costs in the first quarter of 2018. Interest on long-term debt expense decreased $0.2 million in Q1-2018 compared with Q1-2017 mainly due to the Company reducing debt balances through repayments and replacing its note payable with the lower-rate reserves-based facility.
The largest non-cash earnings variance item in Q1-2018 compared to Q1-2017 related to the unrealized derivative loss on commodity contracts resulting from changes in the market price of oil causing fluctuations in the mark-to-market amount of the Company's oil derivatives. Lower production volumes resulted in a $1.7 million positive earnings variance in depletion, depreciation and amortization expense ("DD&A") for Q1-2018. A $1.2 million positive variance was caused by an impairment loss recorded on the Company's exploration and evaluation assets at South West Gharib in Q1-2017 while no such impairment was made in Q1-2018.

Q1-2018	5

BUSINESS ENVIRONMENT
The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

Average Reference Prices and Exchange Rates	2018	2017
	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price (US$/bbl)	66.81	61.53	52.11	49.67	53.68
Edmonton Sweet index (US$/bbl)	56.98	54.26	45.32	46.03	48.37
Natural gas
AECO (C$/mmbtu)	2.08	1.69	1.45	2.78	2.69
US/Canadian Dollar average exchange rate	1.264	1.270	1.247	1.345	1.323

In Q1-2018, the price of Dated Brent oil averaged 24% and 9% higher compared with Q1-2017 and Q4-2017, respectively. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (production sharing oil). Depending on the contract, the Egyptian government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and will decrease in times of declining oil prices. If oil prices are sufficiently low and the Ras Gharib/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSC and any eligible extension periods.
Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013 but has now returned to historical, pre-2011, delays of up to four to six months. As at March 31, 2018, amounts owing from EGPC were $18.8 million.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company enjoys a 30-day collection cycle on liftings as a result of direct marketing to third party international buyers. Depending on the Company's assessment of the credit of crude cargo buyers, buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

In the first quarter of 2018, the price of Edmonton Sweet index oil expressed in USD averaged 18% and 5% higher compared with Q1-2017 and Q4-2017, respectively. In Q1-2018, the price of the AECO natural gas average decreased 23% and increased 23% compared with Q1-2017 and Q4-2017, respectively.
OPERATING RESULTS AND NETBACK
Daily volumes, working interest before royalties (boepd)

Production Volumes
	Three months ended March 31
	2018	2017
Egypt crude oil (bbls/d)	11,777	13,948
Canada crude oil (bbls/d)	675	566
Canada NGLs (bbls/d)	894	1,037
Canada natural gas (mcf/d)	6,176	7,075
Total Company (boe/d)	14,375	16,731

Sales Volumes (excludes volumes held as inventory)
	Three months ended March 31
	2018	2017
Egypt crude oil (bbls/d)	9,155	11,044
Canada crude oil (bbls/d)	675	566
Canada natural gas (mcf/d)	894	1,037
Canada NGLs (bbls/d)	6,176	7,075
Total Company (boe/d)	11,753	13,826

6	Q1-2018

Netback

Consolidated Netback
	Three months ended March 31
	2018		2017
(000s, except per boe amounts)[1]	$	$/boe	$	$/boe
Petroleum and natural gas sales	52,951	50.06	46,553	37.41
Royalties and other[2]	28,236	26.69	24,092	19.36
Current taxes[2]	6,019	5.69	5,420	4.36
Production and operating expenses	10,465	9.89	10,123	8.14
Transportation	176	0.17	198	0.16
Selling costs	46	0.04	—	—
Netback	8,009	7.58	6,720	5.39
[1] The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended March 31, 2018 and March 31, 2017 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at March 31, 2018).

[2] Royalties and taxes are settled on a production basis. Fluctuations in royalties and taxes attributable to oil sales are dependent on the sale of inventoried entitlement oil.

Canada
	Three months ended March 31
	2018		2017
(000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	3,472	57.15	2,487	48.82
Natural gas sales	947	10.22	1,245	11.73
NGL sales	2,230	27.72	1,781	19.08
Total sales	6,649	28.43	5,513	22.02
Royalties	1,265	5.41	1,177	4.70
Production and operating expenses	2,003	8.57	1,577	6.30
Transportation	176	0.75	198	0.79
Netback	3,205	13.70	2,561	10.23
Netbacks in Canada were $13.70 per boe for the first quarter of 2018, which represents an increase of $3.47 per boe as compared with Q1-2017. The increase is mainly due to an increase in the total realized sales price of $6.41 per boe, partially offset by increases of 36% in production and operating expenses and 15% in royalties on a per boe basis. The increase in operating costs is partially attributed to five workovers conducted during Q1-2018 and increased costs associated with a colder than normal winter. For the three months ended March 31, 2018, the Company's Canadian operations incurred $1.3 million in royalty costs, compared with $1.2 million for the same period in 2017. Royalties amounted to 19% and 21% of petroleum and natural gas sales revenue in Q1-2018 and Q1-2017, respectively.
TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs, which usually have a finite period of time and are in place to promote drilling activity by reducing overall royalty expense.

Egypt
	Three months ended March 31
	2018		2017
(000s, except per bbl amounts)[1]	$	$/bbl	$	$/bbl
Oil sales	46,302	56.20	41,040	41.29
Royalties[2]	26,971	32.74	22,915	23.05
Current taxes[2]	6,019	7.31	5,420	5.45
Production and operating expenses	8,462	10.27	8,546	8.60
Selling costs	46	0.06	—	—
Netback	4,804	5.82	4,159	4.19
[1] The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended March 31, 2018 and March 31, 2017 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at March 31, 2018).

[2] Royalties and taxes are settled on a production basis. Fluctuations in royalties and taxes attributable to oil sales are dependent on the sale of inventoried entitlement oil.
Netbacks in Egypt increased by $1.63 per bbl in Q1-2018 compared with Q1-2017. The increased netback was principally the result of a 36% increase in realized oil prices in Q1-2018 compared with Q1-2017.
Production and operating expenses decreased by $0.1 million in Q1-2018 compared with Q1-2017, principally due to an increase in operating costs capitalized into inventory, partially offset by higher diesel fuel costs and increased well servicing. On a per bbl basis, production and operating costs increased by 19% in Q1-2018 compared with Q1-2017 as lower sales volumes in Q1-2018 resulted in a per bbl increase. The Company did not incur any selling costs in Q1-2017 as all entitlement oil sold was purchased by EGPC. The selling costs in Q1-2018 were due to fees paid to the Company's third-party marketer in accordance with the marketing agreement.

Q1-2018	7

Royalties and taxes as a percentage of revenue increased to 71% in Q1-2018 from 69% in Q1-2017. Royalties and taxes are settled on a production basis, so the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes in Q1-2018, the Q1-2018 royalties and taxes as a percentage of revenue would have been 55% (Q1-2017 - 55%). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs dictate. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms of the PSCs dictate.
The average selling price in Q1-2018 was $56.20/bbl (Q1-2017 - $41.29), which was $10.61/bbl lower than the average Dated Brent oil price of $66.81/bbl for the period (Q1-2017 - $53.68/bbl). The difference between the average selling price in Q1-2018 and the Dated Brent price is due to a gravity/quality adjustment and is also impacted by the timing of direct sales.
GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three months ended March 31
	2018		2017
(000s, except boe amounts)	$	$/boe	$	$/boe
G&A (gross)	4,023	3.80	4,749	3.82
Stock-based compensation	267	0.25	229	0.18
Capitalized G&A and overhead recoveries	(294)	(0.28)	(532)	(0.43)
G&A (net)	3,996	3.77	4,446	3.57
G&A expenses (net) decreased 10% (increased 6% on a per boe basis) in Q1-2018 compared with Q1-2017 primarily due to reduced compensation expense in Q1-2018.
Capitalized G&A decreased 45% (35% on a per boe basis) in Q1-2018 compared with Q1-2017, which is consistent with the decrease in capital expenditures in Q1-2018 relative to Q1-2017.

FINANCE COSTS
Finance costs for the three-month period ended March 31, 2018 decreased to $1.3 million compared with $1.5 million for the same period in 2017.

	Three months ended March 31
(000s)	2018	2017
Long-term debt	$1,140	$128
Reserves-based lending facility	110	—
Note payable	—	282
Convertible debentures	—	1,089
Amortization of deferred financing costs	98	49
Finance costs	$1,348	$1,548
Prepayment agreement
On February 10, 2017, the Company completed a $75 million crude oil prepayment agreement between its wholly owned subsidiary, TransGlobe Petroleum International Inc. ("TPI") and Mercuria Energy Trading SA ("Mercuria") of Geneva, Switzerland.
TPI's obligations under the prepayment agreement are guaranteed by the Company and the subsidiaries of TPI (the "Guarantors"). The obligations of TPI and the Guarantors will be supported by, among other things, a pledge of equity held by the Company in TPI and a pledge of equity held by TPI in its subsidiaries. The funding arrangement has a term of four years, maturing March 31, 2021 and advances bear interest at a rate of LIBOR plus 6.0%. The funding arrangement is revolving with each advance to be satisfied through the delivery of crude oil to Mercuria. Further advances become available upon delivery of crude oil to Mercuria up to a maximum of $75 million and subject to compliance with the other terms and conditions of the prepayment agreement. The prepayment agreement was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. The prepayment agreement is classified as long-term debt in the Company's financial statements. Financing costs of $1.5 million included in long-term debt in Q1-2017 are being amortized over the term of the agreement using the effective interest rate method. Interest expense for the prepayment agreement for the three months ended March 31, 2018 was $1.1 million.
The prepayment agreement is subject to certain covenants, the details of which are outlined in Note 11 to the Company's Condensed Consolidated Interim Financial Statements.
Reserves-based lending facility

As at March 31, 2018, the Company had in place a revolving Canadian reserves-based lending facility with Alberta Treasury Branches ("ATB") totalling C$30.0 million ($24.0 million), of which C$10.7 million ($8.3 million) was outstanding.

The facility borrowing base is re-calculated no less frequently than on a semi-annual basis of May 31 and November 30 of each year, or as requested by the lender. The lender shall notify the Company of each change in the amount of the borrowing base. In the event the lender re-calculates the borrowing base to be an amount less than the borrowings outstanding under the facility, the Company shall repay the difference between such borrowings outstanding and the new borrowing base within 45 days of receiving notice of the new borrowing base.

The Company may request an extension of the term date by no later than 90 days prior to the then current term date and the lender may, in its sole discretion, agree to extend the term date for a further period of 364 days. Unless extended, any unutilized amount of the facility will be cancelled and the amount of the facility will be reduced to the aggregate borrowings outstanding on that date. The original term date was set at May 11, 2018, however in April 2018 the Company amended and extended the facility to May 11, 2019. The balance of all amounts owing under the facility are due and payable in full on the date falling one year after the term date. If no extension is granted by the lender, the amounts owing pursuant

8	Q1-2018

to the facility are due at the maturity date. The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 1.25% to 3.25% depending on the Company's net debt to trailing 12 months cash flow ratio. The revolving reserves-based lending facility was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $0.1 million included in long-term debt are being amortized over the term of the agreement using the effective interest rate method.
DEPLETION AND DEPRECIATION (“DD&A”)

	Three months ended March 31
	2018		2017
(000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt	4,544	5.51	6,114	6.15
Canada	2,226	9.52	2,302	9.19
Corporate	78	—	96	—
	6,848	6.47	8,512	6.84
In Egypt, DD&A decreased 10% on a per bbl basis in the three months ended March 31, 2018 compared to the same period in 2017. The decrease primarily related to a lower depletable cost base and decreased production volumes resulting in a lower depletion expense.
In Canada, in the three months ended March 31, 2018, DD&A per bbl increased 4% from the same period in 2017 while DD&A expense decreased to $2.2 million from $2.3 million. The decrease in expense and the increase per bbl were mainly due to lower production volumes of natural gas and NGLs resulting in reduced depletion expense and a reduction in the number of barrels used in the calculations in Q1-2018 compared with Q1-2017.
IMPAIRMENT LOSS
In the first quarter of 2018, TransGlobe determined that there were no indicators of impairment and therefore did not record an impairment charge for any of its assets. During the first quarter of 2017, the Company recorded an non-cash impairment loss of $1.2 million on its exploration and evaluation assets for the South West Gharib concession in Egypt. South West Gharib was relinquished in 2017.
CAPITAL EXPENDITURES

	Three months ended March 31
($000s)	2018	2017
Egypt	4,352	10,670
Canada	275	48
Corporate	8	—
Total	4,635	10,718
In Egypt, total capital expenditures in Q1-2018 were $4.4 million (Q1-2017 - $10.7 million), including $1.7 million of capitalized drilling costs and $1.9 million of facilities-related capital. During the first quarter of 2018, the Company drilled two development wells at Arta-48 and K-46. No exploration wells were drilled in the first three months of 2018.
In addition, the Company capitalized $0.3 million of G&A costs in the first quarter of 2018 (Q1-2017 - $0.5 million) related to capital projects.
OUTSTANDING SHARE DATA
As at March 31, 2018, the Company had 72,205,369 common shares issued and outstanding and 3,804,553 stock options issued and outstanding, which are exercisable in accordance with their terms into an equal number of common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay current liabilities and debt. TransGlobe’s capital programs are funded by its existing working capital and cash provided from operating activities. A lower price environment and decreased debt will result in a low ratio for TransGlobe. The ratio was 0.4 at March 31, 2018 (December 31, 2017 - 0.3). The Company's funds flow from operations varies significantly from quarter to quarter, depending on the timing of tanker liftings, and these fluctuations in funds flow impact the Company's debt-to-funds flow from operations ratio. TransGlobe's management will continue to steward capital programs and focus on cost reductions in order to maintain balance sheet strength through the current low oil price environment.

Q1-2018	9

The following table illustrates TransGlobe’s sources and uses of cash during the three-month periods ended March 31, 2018 and 2017:

Sources and Uses of Cash
	Three months ended March 31
($000s)	2018	2017
Cash sourced
Funds flow from operations[1]	3,923	2,502
Proceeds from asset disposition	198	—
Increase in long-term debt	141	75,000
Transfer from restricted cash	—	1,950
Other	—	235
	4,262	79,687
Cash used
Capital expenditures	4,635	10,718
Repayment of long-term debt	2,797	—
Finance costs	1,248	2,191
Repayment of convertible debentures	—	73,375
Deferred financing costs	—	1,500
Other	75	—
	8,755	87,784
	(4,493)	(8,097)
Changes in non-cash working capital	(11,872)	(2,047)
Increase (decrease) in cash and cash equivalents	(16,365)	(10,144)
Cash and cash equivalents – beginning of period	47,449	31,468
Cash and cash equivalents – end of period	31,084	21,324
Note:
[1]  Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations and cash on hand. The Company expects to fund its 2018 exploration and development program of $41.3 million, including contractual commitments, through the use of working capital and funds flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.
Working capital is the amount by which current assets exceed current liabilities. At March 31, 2018, the Company had a working capital surplus of $45.3 million (December 31, 2017 - surplus of $50.6 million). The decrease to working capital in Q1-2018 is principally due to repayments of the reserves-based facility, cash-paid interest payments and funding of the capital program. The Company's working capital continues to be negatively impacted by a challenging environment for oil and natural gas prices.
At March 31, 2018, the Company had a receivable balance of $18.8 million (December 31, 2017 - $14.2 million) due from EGPC. During the first quarter of 2018, the Company sold 235,930 bbls (Q1-2017 - 303,817 bbls) of inventoried entitlement crude oil to EGPC for $13.2 million (Q1-2017 - $12.7 million) to cover in-country expenditures of the Company's Egyptian operations. Accounts receivable offsets with local operational expenditures totalled $6.5 million and cash collections accounted for $2.2 million. In April 2018, the Company collected an additional $1.0 million in the form of accounts receivable offsets and $0.3 million in cash from EGPC.
At March 31, 2018, the Company had in place the revolving Canadian reserves-based lending facility with ATB totalling C$30.0 million ($24.0 million), of which C$10.7 million ($8.3 million) was outstanding. During Q1-2018, the Company had drawings of C$0.2 million ($0.1 million) and repayments of C$3.3 million ($2.8 million) on this facility.

At March 31, 2018, the Company had in place the prepayment arrangement with Mercuria that allows for a revolving balance to a maximum of $75.0 million, of which $60.0 million is outstanding. During the first quarter of 2018, no repayments were made on this loan.
PRODUCT INVENTORY
Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities and EGPC also owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC approval to schedule liftings and works with EGPC on a continuous basis to schedule tanker liftings. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals granted, as well as the timing and size of tanker liftings in Egypt. As at March 31, 2018, the Company had 1,012,730 barrels of entitlement oil as inventory, which represents approximately six months of entitlement oil production. Inventoried entitlement crude oil increased by 235,976 barrels at March 31, 2018 compared with December 31, 2017. Since the Company began directly marketing its oil on January 1, 2015, both increases and decreases in crude oil inventory levels have been experienced from quarter to quarter. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows. The Company expects to complete both external sales (tanker liftings) and internal sales to EGPC in 2018, and anticipates that 2018 year-end crude oil inventory will be reduced from 2017 year end levels, subject to the current tanker lifting schedule. Four tanker liftings are currently scheduled in 2018. The first tanker lifting of approximately 452 Mbbls was in April 2018.

10	Q1-2018

	Three months ended	Year ended
(bbls)	March 31, 2018	December 31, 2017
Product inventory, beginning of period	776,754	1,265,080
TransGlobe entitlement production	471,906	2,101,792
EGPC sales	(235,930)	(1,121,391)
Tanker liftings	—	(1,468,727)
Product inventory, end of period	1,012,730	776,754
The first lifting of 2018 was approximately 452,000 bbls and occurred on April 7, 2018 for proceeds of $26.5 million to be received in early May. EGPC has confirmed four liftings will occur in 2018;

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period [1,2]
	Recognized
	in Financial	Contractual	Less than
	Statements	Cash Flows	1 year	1-3 years	4-5 years
Accounts payable and accrued liabilities	Yes - Liability	20,772	20,772	—	—
Long-term debt	Yes - Liability	67,167	—	8,291	58,876
Financial derivative instruments	Yes - Liability	14,016	6,312	7,704	—
Office and equipment leases[3]	No	3,901	2,274	1,627	—
Minimum work commitments[4]	No	5,093	5,093	—	—
Total		110,949	34,451	17,622	58,876
Notes:
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at March 31, 2018 exchange rates.
[3] Office and equipment leases include all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million, of which $5.1 million is remaining. TransGlobe also has a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half year exploration period, which commenced on January 8, 2015. As at March 31, 2018, the Company had expended $4.9 million, on the acquisition of 600 square kilometers of 3-D seismic (in 2017), towards meeting the financial and operating commitments.
In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2018.
ASSET RETIREMENT OBLIGATION
At March 31, 2018, TransGlobe recorded an asset retirement obligation ("ARO") of $11.4 million (December 31, 2017 - $12.3 million) for the future abandonment and reclamation costs associated with the Canadian assets. The estimated ARO liability includes assumptions in respect of actual costs to abandon wells and/or reclaim the properties, the time frame in which such costs will be incurred, as well as annual inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using discount rates between 1.77% and 2.23% to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates.
Under the terms of the PSCs, TransGlobe is not responsible for ARO in Egypt.
DERIVATIVE COMMODITY CONTRACTS
The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
In conjunction with the prepayment agreement, discussed further in the Liquidity and Capital Resources section in this MD&A, TransGlobe has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TransGlobe's Egypt entitlement production. The pricing of the crude oil sales will be based on market prices at the time of sale.

Q1-2018	11

There were 11 outstanding derivative commodity contracts as at March 31, 2018 (December 31, 2017 - 11 contracts), the fair values of which have been presented as liabilities on the Company's Condensed Consolidated Interim Balance Sheets.
The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at March 31, 2018:

Financial Brent Crude Oil Contracts
Transaction Date	Period Hedged	Contract	Volume (bbls)	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
2-Mar-18	Apr-18	3-Way Collar	250,000	53.00	61.15	44.00
12-Apr-17	Jun-18	3-Way Collar	250,000	54.00	63.10	45.00
12-Apr-17	Sep-18	3-Way Collar	250,000	54.00	64.15	45.00
12-Apr-17	Dec-18	3-Way Collar	250,000	54.00	65.45	45.00
23-May-17	Jul 2020 - Dec 2020[1]	3-Way Collar	300,000	54.00	63.45	45.00
31-Aug-17	Jan 2020 - Jun 2020[2]	3-Way Collar	300,000	54.00	61.25	46.50
12-Oct-17	Jan 2019 - Dec 2019[3]	3-Way Collar	396,000	53.00	62.10	46.00
26-Oct-17	Jan 2019 - Dec 2019[4]	3-Way Collar	399,996	54.00	61.35	46.00
1. 50,000 bbls per calendar month through Jul 2020 - Dec 2020
2. 50,000 bbls per calendar month through Jan 2020 - Jun 2020
3. 33,000 bbls per calendar month through Jan 2019 - Dec 2019
4. 33,333 bbls per calendar month through Jan 2019 - Dec 2019

Financial WTI Crude Oil Contracts
Transaction Date	Remaining Period Hedged	Contract	Volume (bbls)[1]	Sold Swap US$/bbl	Bought Put C$/bbl	Sold Call C$/bbl
15-Dec-2017	Apr 2018 to Jun 2018	Swap	15,015	56.35	—	—
15-Dec-2017	Apr 2018 to Jun 2018	Put Option	15,015	—	64.00	—
15-Dec-2017	Apr 2018 to Jun 2018	Call Option	15,015	—	—	75.85
1. 165 bbls per day through January 2018 to June 2018
NEW ACCOUNTING STANDARDS ADOPTED
The Company has adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments effective January 1, 2018. Adoption of these standards has not materially affected the way TransGlobe accounts for its revenues or financial instruments. However, the Company will be including the new disclosures required by IFRS 15.

IFRS 9 (revised) "Financial Instruments: Classification and Measurement"

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments, which replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. For financial liabilities, IFRS 9 stipulates that where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. In addition, it incorporates a new expected credit loss model for calculating impairment on financial assets, which will result in more timely recognition of expected credit losses. IFRS 9 also includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management.

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

•	Fair value through profit or loss - financial instruments under this classification include cash and cash equivalents, and derivative commodity contracts; and

•	Amortized cost - financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities, and long-term debt.

The classification of these financial instruments is included in the Company's Condensed Consolidated Interim Financial Statements.

The Company does not apply hedge accounting. TransGlobe also does not require a provision for credit losses. As a result of adopting IFRS 9, there was no effect on the Company's retained earnings or prior period amounts.

IFRS 15 "Revenue from Contracts with Customers"

Effective January 1, 2018, TransGlobe adopted IFRS 15 Revenue from Contracts with Customers, which replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue from contracts with customers is recognized. Under IFRS 15, revenue is recognized when a customer obtains control of the good or services as stipulated in a performance obligation. Determining whether the timing of the transfer of control is at a point in time or over time requires judgement and can significantly affect when revenue is recognized. In addition, the entity must also determine the transaction price and apply it correctly to the goods or services contained in the performance obligation.

Q1-2018	12

The Company's revenue is derived exclusively from contracts with customers, except for immaterial amounts related to interest and other income. Royalties are considered to be part of the price of the sale transaction and are therefore presented as a reduction to revenue. Revenue associated with the sale of crude oil, natural gas and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers. Revenue from contracts with customers is recognized when or as the Company satisfies a performance obligation by transferring a good or service to a customer. A good or service is transferred when the customer obtains control of the good or service. The transfer of control of oil, natural gas and NGLs usually coincides with title passing to the customer and the customer taking physical possession. TransGlobe mainly satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.
Revenues associated with the sales of the Company’s crude oil in Egypt are recognized by reference to actual volumes sold and quoted market prices in active markets (Dated Brent), adjusted according to specific terms and conditions applicable as per the sales contracts. Revenue is measured at the fair value of the consideration received or receivable. For reporting purposes, the Company records the government’s share of production as royalties and taxes as all royalties and taxes are paid out of the government’s share of production.

Revenues associated with the sale of the Company’s petroleum and natural gas in Canada are recognized when the significant risks and rewards of ownership of the petroleum product have been transferred to the customer. Revenues from the sale of crude oil, natural gas, condensate and NGLs are recognized by reference to actual volumes delivered at contracted delivery points and prices. Prices are determined by reference to quoted market prices in active markets (crude oil - NYMEX WTI, natural gas - AECO C, condensate - NYMEX WTI, NGLs - various based on product), adjusted according to specific terms and conditions as applicable as per the sales contracts. Revenues are recognized prior to the deduction of transportation costs. Revenues are measured at the fair value of the consideration received. TransGlobe pays royalties to the Alberta provincial government and other mineral rights owners in accordance with the established royalty regime.

The Company reviewed its sales contracts with customers and determined IFRS 15 did not have a material impact on its revenue recognition and accordingly no material impact on the Condensed Consolidated Interim Financial Statements. TransGlobe adopted this standard using the modified retrospective approach, whereby the cumulative effect of initial adoption of the standard is recognized as an adjustment to retained earnings. There was no effect on the Company's retained earnings or prior period amounts as a result of adopting this standard.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IASB, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company's internal control over financial reporting during the three months ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Q1-2018	13